[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
HOSPIRA 401(k) RETIREMENT SAVINGS PLAN
DECEMBER 31, 2006 AND 2005

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS:	
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	5
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTAL SCHEDULES:	
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	16
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS	19

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, Plan Administrator and Trustees of the
Hospira 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hospira 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

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Grant Thornton LLP
US member of Grant Thornton International

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent deposits of participant contributions as of and for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note B, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

Grant Thornton LLP

Chicago, Illinois
June 19, 2007

Hospira 401(k) Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005
(dollars in thousands)

	2006	2005
Assets		
Cash	$ 22	$ 61
Investments, at fair value (see Note B)	1,003,306	930,154
Due from brokers	496	1,313
Interest receivable	2	-
Total assets	1,003,826	931,528
Liabilities		
Due to brokers	13	57
Net Assets Available for Benefits at Fair Value	1,003,813	931,471
Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,785	1,431
NET ASSETS AVAILABLE FOR BENEFITS	$1,005,598	$ 932,902

The accompanying notes are an integral part of these statements.

Hospira 401(k) Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006
(dollars in thousands)

Additions	
Contributions	
Employer	$ 34,670
Participant	42,720
Total contributions	77,390
Investment income (loss)	
Net appreciation in fair value of investments	66,880
Interest and dividends	34,076
Net investment income	100,956
Total additions to net assets	178,346
Deductions	
Benefits paid to participants	107,353
Other expenses	99
Total deductions from net assets	107,452
Transfer in from other plans	1,802
NET INCREASE IN NET ASSETS	72,696
Net assets available for benefits	
Beginning of year	932,902
End of year	$1,005,598

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan operates as a cash or deferred arrangement 401(k) plan and was established effective May 1, 2004 in connection with the spin off of Hospira, Inc. ("Hospira") from Abbott Laboratories ("Abbott"). Employees of Hospira who were previously participants in the Abbott Laboratories Stock Retirement Plan automatically became participants in the Plan. Those employees' corresponding accounts and assets were transferred to the Plan. The total value of transferred assets was approximately $823,065,000, of which $821,707,000 was transferred during 2004, $1,142,000 was transferred during 2005 and an additional $216,000 was transferred during 2006. For those transferred participant accounts that were invested in Abbott stock at the time of the transfer, such amounts may continue to be invested in Abbott stock or be redirected by the participant to the other investment options described below. Participants may not, however, direct the investment of additional amounts into Abbott stock after the transfer. Additionally, as of December 1, 2005, Fiduciary Counselors Inc. was appointed as an independent fiduciary responsible for monitoring the suitability of both Abbott and Hospira stock under the Plan.

Effective June 23, 2006, the Physiometrix 401(k) Savings and Retirement Plan was merged with and into the Plan. The total value of transferred assets was approximately $1,586,000.

In general, United States employees not covered by a collective bargaining agreement of Hospira may voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Mercer Trust Company ("Mercer") serves as trustee of the Plan's trust, the Hospira 401(k) Retirement Savings Trust. Three Hospira officers serve as co-trustees of the trust.

Contributions and Vesting

Employer Contributions

Employer contributions to the Plan are made each payroll period and are equal to 5% of a participant's eligible compensation for participants who contribute at least 2% but less than 3% of their eligible compensation and are equal to 6% of a participant's eligible compensation for any participant who contributes at least 3% of his or her compensation. In addition, for any participant who, as of December 31, 2004, is both age 40 or older and employed by Hospira, an additional employer contribution shall be made each Plan year through 2009 for those

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer Contributions - Continued

participants who contribute at least 2% of their compensation, at a uniform percentage rate of eligible compensation to be determined by the Plan administrator, up to a maximum aggregate percentage amount of 15% for all Plan years. Employer contributions are invested each pay period according to the employee's investment elections.

Employee Contributions

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible compensation in multiples of one percent to the Plan, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to certain limitations of the United States Internal Revenue Code ("IRC"). Eligible compensation is an employee's regular base pay, including overtime as well as sales bonuses, sales incentives, and sales commissions. Participants may choose to make their contributions from either pretax compensation, after-tax compensation (not to exceed 10% of compensation), or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

Eligible hired or rehired employees who have not provided their elections to participate in the Plan within 60 days of employment are automatically enrolled in the Plan and have their compensation automatically reduced for pre-tax contributions by a percentage elected by the administrator. In addition, participants contributing at least 3% in pre-tax contributions and reaching the statutory pre-tax limit will automatically have 3% of such contributions converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year. Those participants contributing only 2% in pre-tax contributions will have only 2% automatically converted to after-tax contributions. Total participant pre-tax and after-tax contributions may not exceed 18% of the participant's eligible compensation or IRS limits.

The Plan offers the following investment options: Hospira common stock, Hospira Stable Value Fund, George Putnam Fund of Boston, Putnam Fund for Growth and Income, Putnam International Equity Fund, Putnam Voyager Fund, American Funds EuroPacific Growth Fund, American Funds Growth Fund of America, American Funds Investment Company of America Fund, American Funds Washington Mutual Investors Fund, Dodge & Cox Balanced Fund, Vanguard Extended Market Index Fund, and Vanguard Institutional Index Fund.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

As of January 1, 2005, participants became fully vested in their prior employer contributions and vesting is immediate for all future employer contributions.

Non-vested portions of employer contributions are forfeited as of an employee's termination date. Forfeitures were (1) used to restore any forfeitures of participants who returned to service with Hospira within a given period of time, (2) used to pay Plan expenses and (3) used to reduce future employer contributions if terminated participants did not return to service within the given period of time. No forfeitures were available at the end of 2006 and 2005.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, to the extent they hold Hospira and/or Abbott stock in whole shares or as direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, and allocations of fund earnings or losses. Certain participant accounts are subject to short-term trading fees and/or investment service fees.

Loans to Participants

Participants may borrow from their accounts amounts not to exceed the lesser of the current market value of the aggregated assets allocated to their pretax account, rollover account and employer contribution account or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at an interest rate to be determined by the Plan's administrator. Loans, limited to two per participant, must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond

NOTE A - DESCRIPTION OF THE PLAN - Continued

Loans to Participants - Continued

five years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving Hospira during the repayment period, the balance of the outstanding loan is either repaid by the employee upon separation or netted from their Plan distribution.

Effective January 1, 2005, participants may no longer have two loans outstanding, except if one of the loans is for purchasing a primary residence. In addition, participants are no longer permitted to refinance loans.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through the Hospira Stable Value Fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The fair values of the guaranteed investment contracts (GICs) held in the Hospira Stable Value Fund are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation/ (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Hospira pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing. Fund investment fees are charged against the net assets of the respective fund.

Payment of Benefits

Benefits are recorded when paid.

NOTE C – INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into benefit-responsive investment contracts with various insurance companies through the Hospira Stable Value Fund. The contracts are held in the Hospira Stable Value Fund in a separate account and are managed by Putnam. The account is credited with participant contributions to the Hospira Stable Value Fund and earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Putnam. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note B, because the GICs in the Hospira Stable Value Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets

NOTE C – INVESTMENT CONTRACTS WITH INSURANCE COMPANIES - Continued

available for benefits attributable to the GICs in the Hospira Stable Value Fund. Contract value, as reported to the Plan by Putnam, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Hospira Stable Value Fund at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are fixed rates on fixed maturity contracts.

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity dates.

Average yields:	2006	2005
Based on actual earnings	4.58%	4.34%
Based on interest rate credited to participants	4.44%	4.20%

NOTE D - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2006 and 2005 (dollars in thousands):

	2006	2005
Abbott common stock	$365,582	$383,079
Hospira common stock	156,348	164,483
Dodge & Cox Balanced Fund	62,531	N/A

NOTE D – INVESTMENTS - Continued

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

Mutual funds	$23,194
Common stock	43,686
Net appreciation	$66,880

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE E - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by an affiliate of Mercer; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Hospira common stock.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, Hospira has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and the Internal Revenue Code. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

NOTE G - TAX STATUS

The Plan has not yet applied for a determination letter from the Internal Revenue Service stating that the Plan is qualified under the applicable sections of the IRC. However, the Plan administrator believes that the Plan has a remaining period of time under applicable Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a

NOTE G - TAX STATUS - Continued

determination letter. Further, the Plan administrator believes that the Plan, in all material respects, is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE H - DELINQUENT PARTICIPANT CONTRIBUTIONS

During the Plan year ended December 31, 2006, there were deemed loans made to Hospira when participant contributions were not remitted to the trust on a timely basis. Hospira will remit the contributions to the trust in 2007 and will repay the Plan for interest incurred on the deemed loans.

These transactions are detailed on the schedule of delinquent participant contributions in the accompanying supplemental schedule.

NOTE I - SUBSEQUENT EVENTS

Effective July 2, 2007, the co-trustees are removed and, where applicable, their functions are assumed by the Board of Review.

Also, effective July 2, 2007, Mercer will no longer be the trustee. JPMorgan Chase Bank, N.A. will be the successor trustee.

SUPPLEMENTAL SCHEDULES

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2006
(dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Abbott Laboratories, common shares, 7,505,270 shares				$ 365,582
*Hospira, Inc., common shares 4,655,971 shares				156,348
Mutual funds				
*Putnam Voyager Fund, Class Y shares; 1,483,029				28,089
*Putnam Fund for Growth and Income, Class Y shares; 1,072,376				21,490
*George Putnam Fund of Boston, Class Y shares; 555,688				10,052
*Putnam International Equity Fund, Class Y shares; 870,410				27,453
American Funds Growth Fund of America, Class R5 shares; 1,220,026				40,090
American Funds Investment Company of America Fund, Class R5 shares; 517,962				17,357
American Funds Washington Mutual Investors Fund, Class R5 shares; 529,501				18,453
American Funds EuroPacific Growth Fund, Class R5 shares; 1,062,653				49,477
Dodge & Cox Balanced Fund, shares; 718,091				62,531
Vanguard Extended Market Index Fund, Institutional shares; 772,092				29,888
Vanguard Institutional Index Fund, shares; 229,032				29,680
*Loans to participants, 4.00% to 9.50%				35,836

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (Continued)
As of December 31, 2006
(dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Hospira Stable Value Fund, guaranteed investment contracts				
Genworth Financial	5.80%	09/30/07		$ 1,272
Genworth Financial	4.32	11/16/07		1,401
Genworth Financial	4.19	02/05/08		1,035
Genworth Financial	3.70	09/30/08		1,322
Genworth Financial	4.13	01/02/09		1,662
Genworth Financial	4.28	03/02/09		999
Hartford Life Ins. Co.	5.22	01/29/07		249
Hartford Life Ins. Co.	3.74	03/17/08		1,013
Hartford Life Ins. Co.	4.03	04/09/08		1,021
Hartford Life Ins. Co.	4.41	08/15/08		851
Hartford Life Ins. Co.	4.24	11/12/08		669
Hartford Life Ins. Co.	5.87	06/21/11		5,154
Hartford Life Ins. Co.	4.16	03/02/09		664
Jackson National Life Insurance Co.	4.12	01/04/10		3,264
Jackson National Life Insurance Co.	4.34	04/15/10		3,247
Jackson National Life Insurance Co.	4.55	02/16/10		5,314
John Hancock Mutual Life	5.52	06/30/07		1,904
Metropolitan Life Ins. Co.	5.07	03/30/07		743
Metropolitan Life Ins. Co.	5.56	06/04/07		758
Metropolitan Life Ins. Co.	4.04	09/28/07		1,737
Metropolitan Life Ins. Co.	4.35	01/10/08		875
Metropolitan Life Ins. Co.	2.45	02/15/08		971
Metropolitan Life Ins. Co.	3.94	08/01/08		826
Metropolitan Life Ins. Co.	4.38	11/11/08		1,008
Metropolitan Life Ins. Co.	4.10	09/30/07		742
Metropolitan Life Ins. Co.	4.15	12/31/07		765
Metropolitan Life Ins. Co.	2.36	02/15/08		484
Metropolitan Life Ins. Co.	3.98	02/13/09		3,104
Metropolitan Life Ins. Co.	3.96	10/30/09		3,020
Monumental Life Insurance Co.	5.54	01/26/07		838
Monumental Life Insurance Co.	4.78	01/04/08		3,141
Monumental Life Insurance Co.	4.39	06/30/09		3,337
Monumental Life Insurance Co.	4.53	07/01/10		3,232
New York Life	5.35	04/17/07		242
New York Life	5.79	08/15/07		1,077
New York Life	3.93	01/04/08		763
New York Life	3.06	06/18/08		2,090
New York Life	3.15	07/30/08		746
Pacific Life Insurance Co.	4.24	12/01/08		1,669
Principal Life Insurance Co.	5.43	01/26/07		689

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (Continued)
As of December 31, 2006
(dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Hospira Stable Value Fund, guaranteed investment contracts - Continued				
Principal Life Insurance Co.	5.72%	04/30/07		$ 481
Principal Life Insurance Co.	3.73	02/11/08		2,148
Principal Life Insurance Co.	4.32	02/16/10		3,257
Principal Life Insurance Co.	4.70	02/15/08		3,154
Principal Life Insurance Co.	5.63	05/30/11		3,098
Protective Life Insurance Co.	4.17	2/15/2008		913
Protective Life Insurance Co.	4.73	1/4/2008		3,140
Protective Life Insurance Co.	3.22	07/30/08		893
Prudential Asset Management Co.	4.20	11/30/09		3,276
Prudential Asset Management Co.	4.42	08/16/10		3,215
Security Life of Denver	4.23	09/30/09		5,502
Hospira Stable Value Fund				
Mellon Bank STIF	5.27			19,790
				$ 1,005,091

*Represents a party-in-interest.

(a) Cost information omitted as all investments are fully participant directed.

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2006

Participant contributions transferred late to Plan	Total that constitutes non-exempt prohibited transactions
$2,294	$2,294

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira 401(k) Retirement Savings Plan
(Name of Plan)

Date: June 22, 2007

/s/ Henry A. Weishaar
Henry A. Weishaar,
Corporate Vice President, Human Resources

Index to Exhibit

EXHIBIT NUMBER	
23.1	Grant Thornton LLP Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated June 19, 2007, accompanying the financial statements and supplemental information of Hospira 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Hospira, Inc.'s on Form S-8 for the (File Numbers 333-120074 and 333-115058).

Grant Thornton LLP

Chicago, Illinois
June 19, 2007

END